UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
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Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

WOLVERINE TUBE, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

978093 10 2
(CUSIP Number)

Ronald R. Papa, Esq. Proskauer Rose LLP 1585 Broadway New York, New York 10036-8299 (212) 969-3000 (212) 969-2900 - Facsimile
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 978093 10 2

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Plainfield Special Situations Master Fund Limited 98-0451872

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use only

4.	Source of funds (See Instructions) OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of	7.	Sole Voting Power 0
Shares
Beneficially	8.	Shared Voting Power 14,451,006 (See Item 5)
Owned by
Each	9.	Sole Dispositive Power 0
Reporting
Person With:	10.	Shared Dispositive Power 14,451,006 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,451,006 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 49.0% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 978093 10 2

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Plainfield Asset Management LLC 20-2332356

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use only

4.	Source of funds (See Instructions) OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power 0
Shares
Beneficially	8.	Shared Voting Power 14,451,006 (See Item 5)
Owned by
Each	9.	Sole Dispositive Power 0
Reporting
Person With:	10.	Shared Dispositive Power 14,451,006 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,451,006 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 49.0% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 978093 10 2

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Max Holmes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use only

4.	Source of funds (See Instructions) OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power 0
Shares
Beneficially	8.	Shared Voting Power 14,451,006 (See Item 5)
Owned by
Each	9.	Sole Dispositive Power 0
Reporting
Person With:	10.	Shared Dispositive Power 14,451,006 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,451,006 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 49.0% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

(a)	Title of Class of Equity Securities to which this Statement relates:

common stock, par value $0.01 per share (“Common Stock”)

(b)	Name and Address of Issuer’s Principal Executive Offices:

Wolverine Tube, Inc. (the “Company”) 200 CLINTON AVENUE WEST, SUITE 1000 HUNTSVILLE AL 35801

Item 2.	Identity and Background

This statement on Schedule 13D (the "Statement") is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Plainfield Special Situations Master Fund Limited, a Cayman Islands exempt company ("Master Fund" or “Plainfield”); (ii) Plainfield Asset Management LLC, a Delaware limited liability company ("Asset Management") and (iii) Max Holmes, an individual. The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).

Set forth below is certain information relating to each of the Reporting Persons:

(i) Master Fund is a Cayman Islands exempt company. The principal activity of Master Fund is to invest and trade in a wide variety of securities and financial instruments. The principal business address of Master Fund is c/o Plainfield Asset Management LLC, 55 Railroad Avenue, Greenwich, CT 06830. The Manager of Master Fund is Asset Management. The executive directors of Master Fund are: Max Holmes, David Bree and Aldo Ghisletta (collectively, the "Master Fund Directors"). Each of the Master Fund Directors are U.S. Citizens, and have the same business address as Master Fund. During the last five years, neither Master Fund nor, to the best of Master Fund's knowledge, any of the Master Fund Directors have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(ii) Asset Management is a Delaware limited liability company. The principal activity of Asset Management is to serve as a registered investment adviser. The principal business address of Asset Management is 55 Railroad Avenue, Greenwich, CT 06830. The majority owner of Asset Management is Max Holmes. During the last five years, Asset Management has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(iii) Max Holmes is a U.S. citizen with a business address of c/o Plainfield Asset Management LLC, 55 Railroad Avenue, Greenwich, CT 06830. Max Holmes is the chief investment officer of Asset Management. During the last five years, Max Holmes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On January 31, 2007, Plainfield entered into a Preferred Stock Purchase Agreement (the “Preferred Stock Purchase Agreement”) with The Alpine Group, Inc. (“Alpine,” and together with Plainfield, the “Purchasers”) providing for the issuance and sale to Plainfield and Alpine of 40,000 shares and 10,000 shares, respectively, of a new series of preferred stock of the Company, the Series A Convertible Preferred Stock (“Series A Preferred Stock”), at a price of $1,000 per share (the “Transaction”).

The Transaction was consummated on February 16, 2007 (the “Closing”). Plainfield purchased 40,000 shares of Series A Preferred Stock for a purchase price of $40,000,000 with investment funds managed by the Reporting Persons.

Item 4.	Purpose of Transaction

The purpose of the Transaction was to acquire a significant interest in the Company. Additionally, the Transaction provides for two representatives from each of Plainfield and Alpine to join the Company's board of directors so that the representatives of Plainfield and Alpine constitute four of the seven directors, being a majority, of the Company's board of directors.

In connection with the Closing, the Company filed the certificate of designations in the form attached hereto as Exhibit 2 (the “Certificate of Designations”) with the Delaware Secretary of State, stating the designation and number of shares, and fixing the relative designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of the Series A Preferred Stock.

Except as set forth in this statement, none of the Reporting Persons, nor, to the best of their respective knowledge, any of the other persons identified in response to Item 2 above, presently has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons review on a continuing basis their investment in the Company. Based on such review, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Company, dispose of, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of the general investment strategy of the Reporting Persons, the Company’s business, financial condition and operating results, general market and industry conditions or other factors

The response to Item 6 below is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate Number and Percentage of Class Beneficially Owned: 14,451,006; 49.0% (See Item 5(c) below).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0 (See Item 5(c) below).

(ii)	Shared power to vote or to direct the vote: 14,451,006 (See Item 5(c) below).

(iii)	Sole power to dispose or to direct the disposition of: 0 (See Item 5(c) below).

(iv)	Shared power to dispose or to direct the disposition of: 14,451,006 (See Item 5(c) below).

(c)
Prior to the Transaction, Plainfield held, and continues to hold, a total of 50,000 shares of Common Stock. At the Closing, Plainfield purchased 40,000 shares of the Series A Preferred Stock for an aggregate purchase price of $40,000,000. Also at the Closing, Alpine purchased 10,000 shares of the Series A Preferred Stock for an aggregate purchase price of $10,000,000. Pursuant to a Securities Purchase Agreement between Plainfield and Alkest, LLC, a Delaware limited liability company which is wholly owned by Alan Kestenbaum, (“Alkest”) dated February 26, 2007 (the “Alkest SPA”) Plainfield sold to Alkest 2,000 shares (the “Alkest Shares”) of its 40,000 shares of Series A Preferred Stock. Pursuant to the Alkest SPA, Alkest executed a joinder to become a party to the Stockholders Agreement described in Item 6 below. In connection with the Closing, Alan Kestenbaum will join the Company’s board of directors, and was a designee of Plainfield for such position.

The Series A Preferred Stock is convertible into Common Stock at a conversion price of $1.10 per share of Common Stock. Accordingly, Plainfield’s remaining 38,000 shares of Series A Preferred Stock can be converted into 34,545,455 shares of Common Stock. The 2,000 Alkest Shares can be converted into 1,818,182 shares of Common Stock. Alpine’s 10,000 shares of Series A Preferred Stock can be converted into 9,090,909 shares of Common Stock.

By virtue of the relationship between Alpine, Plainfield and Alkest in purchasing their respective shares of Series A Preferred Stock and their agreements regarding the voting of Series A Preferred Stock contained in the Stockholders Agreement (as defined below), Alpine, Plainfield and Alkest may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each of Alpine, Plainfield and Alkest would be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole. Although Plainfield is reporting the Common Stock beneficially owned by Alpine and Alkest as if they were members of a "group," the filing of this Schedule 13D shall not be construed as an admission by Plainfield that Plainfield or any other Reporting Person is a beneficial owner of any securities other than those directly held by Plainfield.

Further, because of the relationships between Plainfield and the other Reporting Persons as described in Item 2 above, each of the Reporting Persons may be deemed to beneficially own all shares of Common Stock beneficially owned by Plainfield. Although the Reporting Persons are reporting the Common Stock beneficially owned by Plainfield as if they were members of a "group," the filing of this Schedule 13D shall not be construed as an admission by any of the Reporting Persons that any of the Reporting Persons is a beneficial owner of any securities other than those directly held by such Reporting Person.

Pursuant to a voting agreement among the Company and the Purchasers entered into at the Closing (the "Voting Agreement") and pursuant to the terms of the Series A Preferred Stock, for so long as any of the Company's 10.5% Senior Notes due 2009 are outstanding, neither Plainfield nor Alpine (together with any other person with whom that Purchaser would be considered a "person" (as that term is used in Sections 13(d) and 14(d) of the Exchange Act) with respect to the Series A Preferred Stock or the Common Stock) may vote Common Stock and Series A Preferred Stock in excess of 49.0% of the total voting power of all voting securities of the Company. Accordingly, based on the 15,090,843 shares of Common Stock reported outstanding in the information statement filed by the Company with the Commission under Section 14(f) of the Act on February 12, 2007, the 49.0% voting limitation dictates that the maximum aggregate voting power of all shares of Series A Preferred Stock is 14,451,006.

As described in Item 6 below, the Stockholders Agreement contains certain voting agreements regarding the election of directors and requires that for any matter submitted to Plainfield or Alpine as a holder of Series A Preferred Stock, each shall consult with the other and cooperate in order to attempt to reach agreement on the manner in which votes should be cast or consent be given. For purposes of this statement, Plainfield and Alpine may be deemed to have shared voting power with respect to their voting securities of the Company because of the provisions of the Stockholders Agreement.

Because of the relationships between Plainfield and the other Reporting Persons as described in Item 2 above, the Reporting Persons may be deemed to share such dispositive power over the 38,000 shares of Series A Preferred Stock and the underlying Common Stock, as well as the 50,000 shares of Common Stock, held by Plainfield.

The response to Item 6 is incorporated by reference herein.

(d)	Not Applicable

(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Preferred Stock Purchase Agreement.

The Preferred Stock Purchase Agreement provides for the issuance of the 50,000 shares of Series A Preferred Stock described in Item 5(c) above. It also provides that the Company will conduct a rights offering (the “Rights Offering”) as soon as practicable after the closing of the Transaction pursuant to which, the existing stockholders of the Company (excluding the Purchasers) will receive rights to purchase, in the aggregate, up to $51,100,000 of Common Stock to be issued by the Company at $1.10 per share. If the gross proceeds to the Company from the Rights Offering are less than $25,000,000, the Purchasers have agreed to acquire additional shares of Series A Preferred Stock (“Standby Shares”), at the price of $1,000 per share, in an amount such that the sum of the total purchase price of Standby Shares and the gross proceeds to the Company from the Rights Offering will equal $25,000,000. The Standby Shares (if applicable) must be purchased within 45 days after the closing of the Rights Offering.

In addition, if the Purchasers own Series A Preferred Stock (including any Standby Shares, if applicable) representing less than 55% of the outstanding Common Stock on an as-converted, fully diluted basis after the closing of the Rights Offering and the purchase of any Standby Shares, each Purchaser would have an option, exercisable until 90 days after the closing of the Rights Offering, to purchase its pro rata share of the number of additional shares of Series A Preferred Stock, at the price of $1,000 per share, that would be sufficient to increase the Purchasers’ aggregate ownership to 55% of the Common Stock on an as-converted, fully diluted basis (“Option Shares”).

The Preferred Stock Purchase Agreement also provides that the Company will conduct a registered exchange offer as promptly as practicable after the closing of the Transaction pursuant to which the Company will offer to issue $1,000 principal amount of senior notes similar to its existing 10.5% Senior Notes due 2009, but with less restrictive covenants, in exchange for each $1,000 principal amount of its 7.375% Senior Notes due 2008, or such other exchange of the Company’s outstanding debt securities for new securities as may be agreed between the Company and the Purchasers. The Company will also seek consents to amend the Indenture under which the 7.375% Senior Notes due 2008 were issued to remove substantially all of the restrictive covenants contained therein. Pursuant to the Preferred Stock Purchase Agreement, the Purchasers have agreed that they will cause to be tendered all of the 7.375% Senior Notes due 2008 owned by them and at least $25,000,000 principal amount of the 7.375% Senior Notes due 2008 in the exchange offer. Pursuant to the Letter Agreement (as defined below), Plainfield agreed to satisfy the obligation of the Purchasers to cause to be tendered at least $25,000,000 principal amount of the 7.375% Senior Notes due 2008.

Letter Agreement

Pursuant to a Letter Agreement between the Purchasers entered into on January 31, 2007 (the “Letter Agreement”), Plainfield agreed to purchase a number of shares of Series A Preferred Stock representing 80% of the Standby Shares, and Alpine agreed to purchase a number of shares of Series A Preferred Stock representing 20% of the Standby Shares, in each case if applicable. The Purchasers also agreed that Alpine would have the first option to purchase the Option Shares, if applicable, up to an amount such that Alpine’s aggregate equity ownership of the Company acquired pursuant to the Preferred Stock Purchase Agreement, including any Standby Shares and Option Shares, if applicable, and including any option to be issued to Alpine under an incentive equity plan of the Company, equals 25% of the fully diluted equity of the Company. If Alpine exercises its option pursuant to the preceding sentence, Alpine also has the right, exercisable during the 60-day period following the expiration of the right of the Purchasers to purchase Option Shares under the Preferred Stock Purchase Agreement, to purchase from Plainfield up to a number of shares of Series A Preferred Stock and/or Common Stock such that Alpine’s aggregate equity ownership of the Company acquired pursuant to the Preferred Stock Purchase Agreement, including such purchase from Plainfield and including any option to be issued to Alpine under an incentive equity plan of the Company, equals 25% of the fully diluted equity of the Company.

Registration Rights Agreement

Pursuant to a Registration Rights Agreement entered into by the Company and the Purchasers on February 16, 2007, (the “Registration Rights Agreement”), the Company agreed to file a shelf registration statement registering the resale of the Series A Preferred Stock and the shares of Common Stock into which the Series A Preferred Stock is convertible and to grant one “demand” registration right and unlimited “piggyback” registration rights to the holders of the Series A Preferred Stock and any Common Stock into which the Series A Preferred Stock is convertible.

Certificate of Designations

The Company filed the Certificate of Designations with the Delaware Secretary of State, stating the designation and number of shares, and fixing the relative designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of the Series A Preferred Stock. Each share of Series A Preferred Stock will be convertible into a number of shares of Common Stock equal to $1,000 divided by the Conversion Price. The Conversion Price initially equals $1.10. The Conversion Price is be subject to customary anti-dilution adjustments.

Dividends on the Series A Preferred Stock are cumulative and are payable quarterly at the rate of 8% per annum. The Company is entitled to defer dividends in certain circumstances. Any deferred dividend will accrue at a higher rate. In addition, the dividend rate is subject to further increase (by up to an additional 2%) if the following two conditions are not satisfied at any time after the 120th day following the Closing: (i) the number of authorized but unissued and otherwise unreserved shares of Common Stock is sufficient to permit the conversion of the Series A Preferred Stock into Common Stock; and (ii) the shares of Common Stock into which the Series A Preferred Stock is convertible are registered for resale under the Securities Act.

The Series A Preferred Stock is redeemable at par plus any accrued and unpaid dividends on January 31, 2017, and upon the occurrence of certain change of control transactions that are not approved by at least five of the members of the Company’s board of directors. The Company may redeem all, but not less than all, of the Series A Preferred Stock at its option, at par plus any accrued and unpaid dividends, at any time on or after January 31, 2014, subject to certain conditions.

The holders of Series A Preferred Stock are entitled to vote with the holders of Common Stock (on an as-converted basis) on all matters on which holders of Common Stock are entitled to vote, including, without limitation, the election of directors, subject to the 49.0% voting limitation described in Item 5(c) above.

Voting Agreement

See description in Item 5(c) above.

Stockholders Agreement

Plainfield and Alpine entered into a Stockholders Agreement, dated as of February 16, 2006, (the “Stockholders Agreement”). Pursuant to the Stockholders Agreement, neither Plainfield or Alpine shall transfer any voting securities of the Company without first offering such voting securities of the Company to the other. Also pursuant to the Stockholders Agreement, Plainfield and Alpine each agree that, so long as the other holds 10% of the outstanding capital stock of the Company, it will vote all its eligible shares in favor of the two board designees of such other party. Alkest became a party to the Stockholders Agreement on February 26, 2007, and must vote all of its eligible shares in favor of the two board designees of each Alpine and Plainfield. The Stockholders Agreement also requires that for any matter submitted to Plainfield or Alpine as a holder of Series A Preferred Stock, each shall consult with the other and cooperate in order to attempt to reach agreement on the manner in which votes should be cast or consent be given.

Alkest SPA

See description in Item 5(c) above. Pursuant to the Alkest SPA, Alkest has an option to purchase a portion of any Option Shares or Standby Shares which Plainfield purchases, in the aggregate not to exceed $1,000,000, subject to certain limitations. Also pursuant to the Alkest SPA, Plainfield may elect to require Alkest to exercise such option.

The Preferred Stock Purchase Agreement, the form of Certificate of Designations, the form of Registration Rights Agreement, the form of Voting Agreement, the Stockholders Agreement and the Alkest SPA, listed as Exhibits 1, 2, 3, 4, 5, 6 and 7 hereto, respectively, are incorporated herein by reference. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements or forms of such agreements.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1
Preferred Stock Purchase Agreement dated January 31, 2007, by and among Wolverine Tube, Inc. and the Purchasers signatory thereto (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Company filed on February 5, 2007).

Exhibit 2	Form of Certificate of Designations Wolverine Tube, Inc.’s Series A Convertible Preferred Stock (incorporated by reference to Exhibit A of Exhibit 10.1 to the current report on Form 8-K of the Company filed on February 5, 2007).

Exhibit 3	Form of Registration Rights Agreement dated February 16, 2007, between and among Wolverine Tube, Inc. and the investors signatory thereto (incorporated by reference to Exhibit B of Exhibit 10.1 to the current report on Form 8-K of the Company filed on February 5, 2007).

Exhibit 4	Form of Voting Agreement dated February 16, 2007 between Wolverine Tube, Inc., The Alpine Group, Inc. and Plainfield Special Situations Master Fund Limited (incorporated by reference to Exhibit G of Exhibit 10.1 to the current report on Form 8-K of the Company filed on February 5, 2007).

Exhibit 6	Stockholders Agreement dated February 16, 2007 between The Alpine Group, Inc. and Plainfield Special Situations Master Fund Limited.

Exhibit 7	Securities Purchase Agreement dated February 26, 2007 between Plainfield Special Situations Master Fund Limited and Alkest LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Dated: February 26, 2007

PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD ASSET MANAGEMENT LLC

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Managing Director and General Counsel

MAX HOLMES

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact*

*
Duly authorized pursuant to Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, included as Appendix B to this Schedule 13D.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

APPENDIX A

JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(K)(1) This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Exchange Act and the rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: February 26, 2007

PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD ASSET MANAGEMENT LLC

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Managing Director and General Counsel

MAX HOLMES

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact*

*
Duly authorized pursuant to Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, included as Appendix B to this Statement on Schedule 13D.

Appendix B

LIMITED POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes Thomas X. Fritsch, as the undersigned's true and lawful attorney-in-fact, limited solely to the following purposes, to:

(1) execute for and on the undersigned's behalf (i) Forms 3, 4 and 5 (including any amendments thereto) which may be required to be filed with the Securities and Exchange Commission ("SEC") in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, (ii) Schedules 13G and 13D (including any amendments thereto) which may be required to be filed in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder, and (iii) a Form ID (including any amendments thereto) and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports, with respect to the undersigned's beneficial ownership of and transactions in reportable securities;

(2) do and perform any and all acts for and on the undersigned's behalf, which may be necessary or desirable, to complete, execute and file any such Form 3, 4 or 5, Schedule 13G or 13D, Form ID or any forms necessary to obtain or renew such SEC access codes; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest, or legally required by the undersigned, it being understood that the documents executed by such attorney-in-fact on the undersigned's behalf of pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his or her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

Photographic copies of this Power of Attorney shall have the same force and effect as the original. This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 or Schedules 13D or 13G with respect to the undersigned's beneficial ownership of and transactions in reportable securities, unless earlier revoked by the undersigned (a) automatically upon the undersigned's death, (b) automatically upon the attorney-in-fact being notified of the undersigned's disability, (c) automatically upon the attorney-in-fact no longer being employed by Plainfield Asset Management LLC or (d) upon a signed written revocation delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 1st day of February, 2007.

/s/ MAX HOLMES
MAX HOLMES

STATE OF CONNECTICUT COUNTY OF FAIRFIELD

This document was acknowledged before me on February 1, 2007 by Max Holmes.

/s/ THERESA LOWE
Notary Public